Exhibit 8.1

LIST OF SUBSIDIARIES

Corpbanca

1.	CORPBANCA Corredores de Seguros S.A.
2.	CORPBANCA Asesorías Financieras S.A.
3.	CORPBANCA Administradora General de Fondos S.A.
4.	CORPBANCA Corredores de Bolsa S.A.
5.	CORPLEGAL S.A.

All of the subsidiaries have their jurisdiction of incorporation in the Republic of Chile.